UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

VISION HYDROGEN CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

92837Y 101

(CUSIP Number)

Marc J. Ross, Esq.

James M. Turner, Esq.

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

Tel: (212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 19, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1                The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92837Y 101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Judd Brammah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,213,928
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,213,928
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,213,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based upon an aggregate of 12,897,576 shares of common stock issued and outstanding, including 397,576 shares issued and outstanding as of October 30, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 2, 2020, and 12,500,000 shares of common stock issued in a company offering, as reported by the Issuer on its Form 8-K filed with the Securities and Exchange Commission on February 1, 2021. This calculation does not include the exercise or conversion of other outstanding securities of the Company owned by other security holders.

CUSIP No. 92837Y 101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Vision Hydrogen Corporation, a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 95 Christopher Columbus Drive, 16th Floor, Jersey City, NJ 07302.

Item 2. Identity and Background.

This statement is filed on behalf of Judd Brammah, a United Kingdom citizen (“Brammah”). The principal business address of Brammah is c/o Vision Hydrogen Corporation, 95 Christopher Columbus Drive, 16th Floor, Jersey City, NJ 07302.

Brammah has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Brammah has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Private Purchases

On June 19, 2020, pursuant to a Stock Purchase Agreement between Turquino Equity, LLC (“Turquino”) and Brammah, Turquino sold one hundred seventy-five thousand nine hundred twenty-eight (175,928) shares* to Brammah for a total purchase price of $57,293.

On June 19, 2020, pursuant to a Stock Purchase Agreement between Stephen Paul Mullane and Marie Louis Mullane, as Trustees of the Mullane Family Trust (“Mullane”) and Brammah, Mullane sold thirty-eight thousand (38,000) shares* to Brammah for a total purchase price of $12,375.

* Such number of shares reflects a twenty-for-one (20:1) reverse stock split undertaken by the Issuer subsequent to the date of the transaction.

Public Offering

On January 29, 2021, pursuant to a Subscription Agreement with the Issuer, Brammah purchased 3,000,000 shares of common stock from the Issuer in the Issuer’s self-underwritten public offering for a total purchase price of $600,000. The purchase price was paid through a cash payment of $3,253 and the cancellation of $596,747 of principal and accrued interest on promissory notes sold to Brammah by the Issuer, for which a use of proceeds of the offering was to repay the outstanding debt owed to Brammah.

CUSIP No. 92837Y 101	13D	Page 4 of 5 Pages

Item 4. Purpose of Transaction.

Brammah acquired all of his common stock for investment purposes.

Brammah is a member of the Board of Directors of the Issuer. In this capacity, Brammah takes and will continue to take an active role in the Issuer’s strategic direction. Additionally, in his capacity as a stockholder of the Issuer, Brammah reviews and intends to continue to review, on an ongoing and continued basis, his investments in the Issuer. Depending on the factors discussed below and subject to applicable law, Brammah may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that Brammah may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to Brammah, tax considerations and other factors.

Other than as described above and other than in his capacity as a director of the Issuer, Brammah currently has no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Brammah may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

Brammah beneficially owns 3,213,928 shares of the Issuer’s common stock. Based upon an aggregate of 12,897,576 shares of common stock issued and outstanding, including 397,576 shares issued and outstanding as of October 30, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on November 2, 2020, and 12,500,000 shares of common stock issued in a company offering, as reported by the Issuer on its Form 8-K filed with the Securities and Exchange Commission on February 1, 2021, the shares of the Issuer’s common stock beneficially owned by Brammah constitutes approximately 24.9% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

Except as set forth in Item 3 above, Brammah has not effected any other transactions in any securities of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

N/A

CUSIP No. 92837Y 101	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 4, 2021

/s/ JUDD BRAMMAH
Judd Brammah